                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For September 29, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]           Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                     Yes [ ]                         No [X]

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) has signed a
Letter of Intent to acquire 100% ownership of two uranium-vanadium mines in the
La Sal uranium district in southeastern Utah from GeoXplor Corp. The Firefly and
Gray Daun Mines, collectively called the "Firefly Project," are past producers that ceased operations when production was no longer economic owing to world uranium prices. The current global interest in nuclear power has resulted in a substantial increase in the price of uranium, which could make these deposits economically viable once more.

"Firefly is a highly prospective property that augments our portfolio of quality uranium prospects," said Kabir Ahmed, President and CEO of Northwestern. "Of additional interest is that La Sal deposits are known to contain substantial amounts of vanadium, and the price of vanadium has been rising in recent years because of increasing demand. We expect our acquisition of the Firefly Project will enable Northwestern to capitalize on commodity prices that are currently near historic highs."

The Firefly Project contains 39 mineral claims covering 315 hectares (780 acres), including the Firefly and Gray Daun Mines as well as additional areas designated by the US Geological Survey as "favorable" for uranium mineralization. Located approximately 370 kilometers (230 miles) southeast of
Salt Lake City, the claims have a similar stratigraphy to Colorado Plateau type deposits, one of the principal sources of uranium in the United States. The property is widely accessible via a network of drill access roads and a power line runs past the main adit to the Firefly Mine, where 365 meters (1,200 feet)
of mine workings remain. There is also a uranium-vanadium processing plant approximately 160 kilometers (100 miles) south of the property.

Mining began at Firefly in 1953 and continued through to the late 1970s. The ore produced at the Firefly Mine contained 0.35% U3O8 and 2.04% V2O5. It is important to note that the current world average ore grade for uranium is 0.15%
U3O8. Production was halted when operations were no longer economic owing to world uranium prices, according to the overview report on the Firefly Mine prepared by J.H. Montgomery, Ph.D., P.Eng., and dated August 15, 2005. Today, uranium is selling at a 24-year high, according to the World Nuclear
Association, given a renewed worldwide interest in nuclear power and dwindling supplies of the in-demand commodity.

Vanadium is a rare, soft and ductile element found combined in about 65 different minerals and used mainly to produce certain alloys.
Vanadium-strengthened steel alloys are used in axles, crankshafts, gears, and other critical components. It also has nuclear applications.

Under the terms of the Letter of Intent, Northwestern will pay US$5,100,000 to acquire the Firefly Project from GeoXplor. An initial payment of US$100,000 is due upon execution of a Formal Agreement incorporating the terms of the Letter of Intent. Northwestern will make an additional payment of US$5,000,000 to
GeoXplor once a decision is made to commence production on the Firefly Project or on July 31, 2011, whichever is earlier. In addition, GeoXplor will receive
300,000 common shares from Northwestern's treasury to be released on or prior to the first, second and third anniversaries of the Execution Date of the Formal
Agreement, which will incorporate the terms of the Letter of Intent. These shares will be subject to any applicable regulatory hold periods. GeoXplor is also entitled to a 2% net smelter royalty on the production of uranium and vanadium from the Firefly Project.

Northwestern has agreed to spend a minimum of US$700,000 on the Firefly Project on or prior to

the third anniversary of the Execution Date. Ashworth Explorations Ltd. will act as operator of the Firefly Project until the second anniversary of the Execution
Date, at which time Northwestern becomes the operator.

The Letter of Intent is subject to regulatory approval, due diligence and environmental assessment. Other terms of the agreement were not released.

J.H. Montgomery, Ph.D., P.Eng., a qualified person as defined by National
Instrument 43-101, is responsible for the preparation of technical information in this news release. The technical information is from an August 15, 2005, property overview report, authored by Dr. Montgomery.

Given the significant potential that this property is believed to offer,
Northwestern has decided not to proceed further with its Longtom claim in
Canada's Northwest Territories. As such, the September 23, 2003 Option Agreement between Fronteer Development Group Inc. (TSX: FRG) and Northwestern has been mutually cancelled. There were no financial penalties in association with this cancellation."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                              ----------------------------------
                                                      Kabir Ahmed
                                                      President

Date: September 29, 2005